Skadden, Arps, Slate, Meagher & Flom llp

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August 30, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	John Coleman
Craig Arakawa

Re:	Metals Acquisition Ltd
Form 20-F for the Fiscal Year Ended December 31, 2023
Filed March 28, 2024
File No. 001-41722

On behalf of our client, Metals Acquisition Ltd, a private limited company incorporated under the laws of Jersey, Channel Islands (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 16, 2024 (the “Comment Letter”) with respect to the above-referenced Form 20-F of the Company for the Fiscal Year Ended December 31, 2023, filed with the Commission on March 28, 2024 (the “2023 Form 20-F”).

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the 2023 Form 20-F.

Securities and Exchange Commission

August 30, 2024

Form 20-F for the Fiscal Year Ended December 31, 2023 Filed March 28, 2024

Item 4. Information on the Company, page 38

1.	Based on the information provided in response to comment 1 we note that the total mineral resources have increased from 3.5 million tonnes at 5.6% copper at December 31, 2022 to 7.8 million tonnes at 5.2% copper at December 31, 2023, and the total mineral reserves, reported exclusive of mineral resources, have increased from 7.9 million tonnes at 4% copper at December 31, 2022 to 14.6 million tonnes at 3.2% copper at December 31, 2023.

The increase in mineral resources and mineral reserves represents a material change in the quantities of mineral resources and reserves at December 31,2023 as compared to December 31, 2022. Therefore please file an amended Form 20-F for the fiscal year ended December 31, 2023 that includes these changes, along with the information that you have included in response to prior comments 1 to 3 and a reconciliation comparing your resources and reserves as of the two fiscal year ends presented and a related discussion which addresses each instruction as required by Item 1304(e) of Regulation S-K.

Additionally a registrant must file a technical report summary as an exhibit to a Commission filing when there is a material change in the mineral reserves or mineral resources from the last technical report summary, as required by Item 1302(b)(2)(i) of Regulation S-K. Please file a revised technical report summary. The filing of the updated technical report summary should be accompanied with the disclosure required by Item 1304(f)(1) of Regulation S-K in the individual property section of your Form 20-F.

The Company respectfully acknowledges the Staff’s comment. The Company intends to comply with this comment by filing an amendment to the 2023 Form 20-F (the “Amendment”) with the revisions set out in the attached Appendix A, which include (i) a report of the Company’s mineral resources and mineral reserves as at December 31, 2023, (ii) a reconciliation comparing the Company’s resources and reserves as of the two fiscal year ends presented and a related discussion which addresses each instruction as required by Item 1304(e) of Regulation S-K and (iii) the information included in the Company’s response to the Commission by letter dated August 6, 2024 to the Commission’s prior comment 3 (the information in comments 1 and 2 being addressed by (i) and (ii)).

The Company will also file an updated technical report summary (the “Technical Report”) as an exhibit to the Amendment, which has an effective date of August 31, 2023. The Technical Report was previously furnished on a Form 6-K to the Commission on April 26, 2024. The report of the Company’s mineral resources and mineral reserves as of December 31, 2023 included in Appendix A is calculated from the Technical Report, less immaterial depletion through the end of fiscal 2023. The material assumptions and information pertaining to the disclosure of the Company’s mineral resources and mineral reserves in Appendix A as required by Item 1304(f)(1) of Regulation S-K are contained in the Technical Report and remain current as of December 31, 2023.

* * * * *

Securities and Exchange Commission

August 30, 2024

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Michael James McMullen, Chief Executive Officer, Metals Acquisition Ltd
Morné Engelbrecht, Chief Financial Officer, Metals Acquisition Ltd
Chris Rosario, General Counsel and Joint Company Secretary, Metals Acquisition Ltd

Securities and Exchange Commission

August 30, 2024

Appendix A

I.	Report of the Company’s mineral resources and mineral reserves as at December 31, 2023 and reconciliation comparing the Company’s resources and reserves as of the two fiscal year ends presented and a related discussion which addresses each instruction as required by Item 1304(e) of Regulation S-K

The Company intends to revise the disclosure on pages 38 and 39 of the 2023 Form 20-F to read as follows (new language underlined, deletions indicated by strikethrough):

Mineral Resources

~~The table below sets forth the Mineral Resource estimate for the CSA Copper Mine as of December 31, 2022~~. The Mineral Resources presented in this section are not Mineral Reserves and do not reflect demonstrated economic viability. The reported Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that all or any part of this Mineral Resource will be converted into Mineral Reserve. All figures are rounded to reflect the relative accuracy of the estimates and totals may not add correctly. Mineral Resource estimates are exclusive of Mineral Reserves on a 100% ownership basis.

The table below sets forth the Mineral Resource estimate for the CSA Copper Mine as of December 31, 2023.

Copper and Silver Mineral Resources Exclusive of Mineral Reserves as at December 31, 2023,
Based on a Copper Price of US$8,279/t at 1.5% Cu Cut-Off Grade

	Resource	Tonnes	Cu	Cu Metal	Ag	Ag Metal
System	Category	Mt	%	kt	g/t	Moz
All Systems	Measured	2.8	5.3	150.3	18.1	1.6
	Indicated	1.6	4.7	74.4	11.8	0.6
	Meas + Ind	4.4	5.1	224.8	15.8	2.2
	Inferred	3.4	5.2	178.4	19.6	2.1
	Total	7.8	5.2	403.2	17.5	4.4

Notes:

•	Mt = million tonnes, kt = thousand tonnes, g/t = grams per tonne, Moz = million ounces

•	Mineral Resources are reported as at December 31, 2023 and are reported using the definitions in Item 1300 of Regulation S-K (17 CFR Part 229) (SK1300)

•	Mineral Resources are reported excluding Mineral Reserves

Securities and Exchange Commission

August 30, 2024

•	The Qualified Person for the estimate is Mike Job, of Cube Consulting Pty Ltd

•	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce (“oz”) of silver; in line with long term Broker Consensus forecast copper pricing as at August 8, 2023. This is explained further in Sections 16.4 and 16.7 of the Technical Report Summary - CSA Copper Mine - New South Wales - Australia, prepared by Behre Dolbear Australia Minerals Industry Consultants and other qualified persons effective as of April 22, 2024 (the “Technical Report Summary”). The copper price used for the fiscal 2023 cut-off grade, compared to US$7,400/t for the fiscal 2022 cut-off grade, is based on the higher consensus copper price in 2023 compared to 2022

•	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off for high grade lenses, and 1.5% Cu for the lower-grade halo; Mineral Resources reported above a 1.5% Cu cut-off grade

•	Costs assumptions underlying cut-off grade calculation include US$78 per ore tonne mined, US$20 per ore tonne milled and US$21 G&A per ore tonne milled. This is explained further in Section 12.5 of the Technical Report Summary

•	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery

•	Mineral Resources reported as dry, raw, undiluted, in-situ tonnes

•	Figures are subject to rounding

The table below sets forth the Mineral Resource estimate for the CSA Copper Mine as of December 31, 2022:

Copper and Silver Mineral Resources Exclusive of Mineral Reserves as of December 31, 2022, Based on a Copper Price of US$7,400/t

System	Resource Category	Tons Mt	Cu %	Cu Metal Kt	Ag g/t	Ag Metal Moz
All Systems	Measured Mineral Resources	0.0	0.0	0.0	0.0	0.0
	Indicated Mineral Resources	0.0	0.0	0.0	0.0	0.0
	Meas + Ind Mineral Resources	0.0	0.0	0.0	0.0	0.0
	Inferred Mineral Resources	3.5	5.6	193	20	2.2
	Total Mineral Resources	3.5	5.6	193	20	2.2

Notes:

•	Mineral Resources are reported as of December 31, 2022 and are reported using the definitions in Item 1300 of Regulation S-K (17 CFR Part 229)(SK1300)

•	Mineral Resources are reported excluding Mineral Reserves

•	The Qualified Person for the estimate is Mike Job, of Cube Consulting Pty Ltd (“Cube”)

Securities and Exchange Commission

August 30, 2024

•	Price assumptions used in the estimation include US$7,400/t of Copper and US$21.7/ounce of silver. The Copper price is an approximate 9% discount to consensus copper pricing as at February 1, 2023

•	Cost assumptions for the cut-off grade calculation were A$98 per ore tonne mined, A$20 per tonne milled and A$19 per tonne G+A

•	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off

•	Metallurgical recovery assumptions used in the estimation were 97.5% Copper recovery and 80% Silver recovery

•	Mineral Resources reported as dry, raw, undiluted, in-situ tons

•	Figures are subject to rounding

~~Approximately 73% of our current Mineral Resource tonnage and 78% of the contained copper lies within the QTSN and QTSC systems.~~

Difference in Resources 2022 to 2023

			Tonnes	Cu	Cu Metal	Ag	Ag Metal
Description	Estimated Date	Cut-Off Grade	Mt	%	kt	g/t	Moz
Measured Mineral Resource	31-December-2022	2.5	0.0	0.0	0.0	0.0	0.0
Measured Mineral Resource	31-December-2023	1.5	2.8	5.3	150.3	18.1	1.6
Difference - Total Measured			2.8	5.3	150.3	18.1	1.6
% Difference - Total Measured			N/A	N/A	N/A	N/A	N/A
Indicated Mineral Resource	31-December-2022	2.5	0.0	0.0	0.0	0.0	0.0
Indicated Mineral Resource	31-December-2023	1.5	1.6	4.7	74.4	11.8	0.6
Difference - Total Indicated			1.6	4.7	74.4	11.8	0.6
% Difference - Total Indicated			N/A	N/A	N/A	N/A	N/A
Inferred Mineral Resource	31-December-2022	2.5	3.5	5.6	193.0	20.0	2.2
Inferred Mineral Resource	31-December-2023	1.5	3.4	5.2	178.4	19.6	2.1
Difference - Total Inferred			-0.1	-0.4	-14.6	-0.4	-0.1
% Difference - Total Inferred			(2.86)%	(7.14)%	(7.56)%	(2.00)%	(4.55)%

The average cut-off grade set out above reduced between December 31, 2022 and December 31, 2022 as a result primarily of the Offtake Agreement entered into concurrently with the Closing that provides significant additional revenue for the cut-off grade calculation, with use of a lower cut-off grade reducing the overall resource grade. Further, an additional 17,000m of back log drilling was logged and assayed and used in the fiscal 2023 resource estimate that had the impact of increasing the Measured and Indicated classifications of the overall resource which was then available for conversion to reserves.

Securities and Exchange Commission

August 30, 2024

The difference between the fiscal 2022 and fiscal 2023 resource estimates was also impacted by the higher consensus copper price in 2023, as compared to 2022.

Mineral Reserves

We produced a Mineral Reserve estimate for the CSA Copper Mine, based on actual stope designs incorporating mining losses, mining dilution and other modifying factors. The Mineral Reserve is based on Measured and Indicated resources only.

The table below ~~shows~~ sets forth the Mineral Reserve for the CSA Copper Mine as of December 31, ~~2022~~ 2023:

Copper and Silver Mineral Reserves as at December 31, 2023, Based on a Copper Price of US$8,279/t

	Reserve	Tonnes	Cu	Cu Metal	Ag	Ag Metal
System	Category	Mt	%	kt	g/t	Moz
All Systems	Proven	8.4	3.4	281.1	13.6	3.7
	Probable	6.2	3.0	187.3	10.9	2.2
	Total	14.6	3.2	468.4	12	5.8

Notes:

•	Mineral Reserves are reported as at December 31, 2023 and are reported using the definitions in Item 1300 of Regulation S-K (17 CFR Part 229)(SK1300)

•	The Qualified Person for the estimate is Jan Coetzee, an officer of the Registrant’s Australian subsidiary

•	Price assumptions used in the estimation include US$8,279/t of copper and US$22.60/troy ounce of silver; in line with long term Broker Consensus forecast copper pricing as at August 8, 2023. This is explained further in Sections 16.4 and 16.7 of the Technical Report Summary. The copper price used for the fiscal 2023 cut-off grade, compared to US$7,400/t for the fiscal 2022 cut-off grade, is based on the higher consensus copper price in 2023 compared to 2022

•	Mineral Reserves are reported as dry, diluted, in-situ tonnes using a Stope breakeven cut-off grade of 2.2% Cu for 2024 to 2026, a Stope breakeven cut-off grade of 1.65% for the remaining periods and a Development breakeven cut-off grade of 1.0% Cu

•	Cost assumptions underlying the cut-off grade calculation include US$78 per ore tonne mined, US$20 per ore tonne milled and US$21 G&A per ore tonne milled. This is explained further in Section 12.5 of the Technical Report Summary

•	Metallurgical recovery assumptions used in the estimation were 97.5% copper recovery and 80% silver recovery

•	Figures are subject to rounding

Securities and Exchange Commission

August 30, 2024

The table below sets forth the Mineral Reserve for the CSA Copper Mine as of December 31, 2022:

Summary of Copper and Silver Mineral Reserves as of December 31, 2022, Based on a Copper Price of US$7,400/t

System	Reserve Category	Tons Mt	Cu %	Cu Metal Kt	Ag g/t	Ag Metal Moz
All Systems	Proven Mineral Reserve	4.8	4.3	208.8	17.8	2.8
	Probable Mineral Reserve	3.1	3.5	105.3	13.5	1.3
	Total Mineral Reserve	7.9	4.0	314.1	16.1	4.1

Notes:

•	Mineral Reserves are reported as of December 31, 2022 and are reported using the definitions in Item 1300 of Regulation S-K

•	The Qualified Person for the estimate is Jan Coetzee, an officer of the Registrant

•	Price assumptions used in the estimation include US$7,400/tonne of Copper and US$21.7/ounce of silver. The Copper price is an approximate 9% discount to consensus copper pricing as at February 1, 2023

•	Cost assumptions for the cut-off grade calculation were A$98 per ore tonne mined, A$20 per tonne milled and A$19 per tonne G+A

•	Geological mineralization boundaries defined at a nominal 2.5% Cu cut off

•	Mineral Reserves reported as dry, diluted, in-situ tons using a Stope breakeven cut off grade of 2.2% Cu and a Development breakeven cut-off grade of 1.0% Cu

•	Metallurgical recovery assumptions use in the estimation were 97.5% Copper recovery and 80% Silver recovery

•	Figures are subject to rounding

Securities and Exchange Commission

August 30, 2024

Difference in Reserves 2022 to 2023

			Tonnes	Cu	Cu Metal	Ag	Ag Metal
Description	Estimated Date	Cut-Off Grade	Mt	%	kt	g/t	Moz
Proven	31-December-2022	2.2	4.8	4.3	208.8	17.8	2.8
Proven	31-December-2023	2.2 / 1.67	8.4	3.4	281.1	13.6	3.7
Difference - Total Proven			3.6	-0.9	72.3	-4.2	0.9
% Difference - Total Proven			75.00%	(20.93)%	34.63%	(23.60)%	32.14%
Probable	31-December-2022	2.2	3.1	3.5	105.3	13.5	1.3
Probable	31-December-2023	2.2 / 1.67	6.2	3.0	187.3	10.9	2.2
Difference - Total Probable			3.1	-0.5	82.0	-2.6	0.9
% Difference - Total Probable			100.00%	(14.29)%	77.87%	(19.26)%	69.23%

The average cut-off grade set out above reduced between December 31, 2022 and December 31, 2022 as a result primarily of the Offtake Agreement entered into concurrently with the Closing that provides significant additional revenue for the cut-off grade calculation, with use of a lower cut-off grade reducing the overall reserve grade. The reserve modifying factors were also adjusted in 2023 based on actual reconciliation data that indicated higher actual mining dilution than used in the fiscal 2022 reserve estimate, with the net effect of increasing the dilution modifying factor in the fiscal 2023 reserve and thus reducing the average grades of the Proven and Probable reserves.

The difference between the fiscal 2022 and fiscal 2023 reserve estimates was also impacted by the higher consensus copper price in 2023, as compared to 2022, as well as the operating costs used for the fiscal 2023 cut-off grade (US$78 per ore tonne for mining , US$20 per ore tonne for milling and US$21 per ore tonne for G+A) being higher than those used for the fiscal 2022 cut-off grade calculation (A$98 per ore tonne for mining, A$20 per ore tonne for milling and A$19 per ore tonne for G+A).

II.	Information included in the Company’s response to the Commission by letter dated August 6, 2024 to the Commission’s prior comment 3

(i)          Existing infrastructure

The Company intends to revise the disclosure on pages 36 and 44 of the 2023 Form 20-F to read as follows (new language underlined):

We operate the CSA Copper Mine, which is located less than 1,000 kilometers west-northwest of Sydney near the town of Cobar in western New South Wales, Australia. Sealed highways and public roads provide all-weather access to the CSA Copper Mine, and the CSA Mine is linked by rail to the ports of Newcastle and Port Kembla, New South Wales, from which the copper concentrate product is exported. Road access to the mine site from Sydney is via National Highway No. A32, the Barrier Highway, a high-quality sealed rural highway to Cobar and from there to the mine site on sealed urban roads.

Securities and Exchange Commission

August 30, 2024

[…]

The town of Cobar is serviced by a sealed airstrip, with commercial flights five times per week to and from Sydney. The project is well-served by existing infrastructure, which includes power supply, water supply, site buildings, and service facilities. Power is supplied to the site from the state energy network via a 132 kV transmission line. A 22kV line is also connected to the site and is available for limited supply in emergencies. The state energy network is supplied by a mix of conventional and renewable power generation, including the 102 megawatt (“MW”) and 132MW solar farms in the nearby towns of Nyngan and Nevertire. Further diesel power generators are available to supply minimal backup power capable of supporting emergency room facilities and functions.

The majority of the water supply for the operation is provided by the Cobar Water Board from Lake Burrendong via a weir on the Bogan River at Nyngan through a network of pumps and pipelines. During times of significant drought, the CSA Copper Mine may not be able to rely on this water supply. Additional water is available from tailings water recycling, surface water capture, and an installed borefield, and can also be secured by replacing the pipeline from the Cobar Water Board system to the mine site that currently has approximately 20% transmission losses. The borefield has capacity for up to 1.3ML/day. The Cobar Water Board system is adequate to supply the operation up to around 1.4Mtpa; the borefield is only required during periods of drought or should a plant feed rate in excess of 1.4Mtpa be considered for extended periods. Although the CSA Copper Mine has water allocations provided under water licenses, there is no certainty of supply in times of significant drought. The supplementary water supply listed is not sufficient to maintain mining and processing operations at full production.

[…]

The CSA Copper Mine operates with a workforce of mostly residential or “drive in drive out” workers sourced from the surrounding district. The majority of the workforce is accommodated in Cobar. No workforce accommodation is provided at the mine site itself, however, the Company owns and leases various properties in Cobar. The typical staffing levels are approximately 500 permanent employees with a workforce of contractors that are used for larger construction and maintenance projects.

(ii)        Total cost or book value of the CSA Mine

The Company intends to revise the disclosure on page 50 of the 2023 Form 20-F to read as follows (new language underlined):

As of the date of this Annual Report, we lease some office space in Perth, Australia. We believe our existing facilities are sufficient for our current needs. We may add new facilities and expand our existing facilities as we add employees and believe suitable additional space will be available as needed to accommodate our needs.

As at December 31, 2023, the total cost of the CSA Copper Mine was A$1,212,833,000.

(iii)       Previous operations

Securities and Exchange Commission

August 30, 2024

The Company intends going-forward to revise the disclosure on page 36 of the 2023 Form 20-F to read as follows (new language underlined, deletions indicated by strikethrough):

The CSA Copper Mine has a long operating history, with copper mineralization first discovered in 1871. Development commenced in the early 1900s, focusing on near surface mineralization. In 1965, Broken Hill South Limited developed a new mechanized underground mining and processing operation, with new shafts, winders, concentrator, and infrastructure. First underground production was in 1967. The mine was acquired by Conzinc RioTinto Australia Pty Ltd in 1980 and sold to Golden Shamrock Mines Pty Ltd (“GSM”) in 1993. GSM was subsequently acquired by Ashanti Gold Fields in the same year and the mine continued to operate until 1997. ~~Subsequently, it operated under several different owners, until~~ Glencore acquired the property in 1999. Cobar Management Pty Limited (“CMPL”), a wholly owned Australian subsidiary of Glencore Operations Australia Pty Ltd, itself a wholly owned subsidiary of Glencore, was the direct owner and operator of the mine (and is the entity acquired by Metals Acquisition Corporation (“MAC”)). As part of its acquisition in 1999, Glencore received a number of concessions from the New South Wales government whereby several components of the previous mining operations were excised from the mining lease such that no liability arising from these components transferred to CMPL. The excised components included the Northern Tailings Storage Facility, a mine subsidence area and adjacent waste rock dumps.

Underground operations were resumed, and the mine was operated under Glencore management for over 20 years until being acquired by the Company on June 16, 2023.

(iv)        Significant encumbrances, such as permit conditions, royalties, and streaming arrangements

The Company intends to revise the disclosure on pages 45, 47 and 48 of the 2023 Form 20-F to read as follows (new language underlined, deletions indicated by strikethrough):

Our royalty liabilities in respect of any minerals recovered under the Mining Lease are regulated by State legislation, specifically the aforementioned Mining Act and Mining Regulations. Under the Mining Act, we will be liable for the payment of royalties to the State of New South Wales for any publicly owned minerals which are recovered under the Mining Lease, with each mineral having a different prescribed rate of royalty. For copper and silver mined at the CSA mine, an ad valorem royalty is calculated at 4 per cent of the value of production less allowable deductions. The liability to pay a royalty fee arises on or before July 31 annually, unless an amount of royalty greater than $50,000.00 was payable in the preceding 12-month period, ending on June 30. If an amount of royalty greater than $50,000.00 was payable for that period, the requirement to lodge a royalty return arises on a quarterly basis. We may also be liable to pay royalties to the State of New South Wales for any privately owned minerals and 7/8th of the royalty paid is owed to be paid to the private mineral owner. All royalty returns must be facilitated and lodged through the Revenue NSW portal by the relevant due date, as specified above.

The table provided below summarizes the rates of royalty payable for each of the minerals to which our Mining Lease relates to at the time of writing.

[Existing table omitted for purposes of Response Letter]

As part of the sale consideration, MAC entered into a copper Net Smelter Royalty (“NSR”) in favour of Glencore. This is at rate of 1.5% for copper only based on the NSR received by CMPL for the life of the mine.

Securities and Exchange Commission

August 30, 2024

Further, CMPL converted its former Restdown, Restdown South and Horseshoe Joint Venture (EL6140, EL6739 and EL6501) interest into a 1% NSR royalty-only interest as of February 8, 2022. There is no current or planned production from these mineral interests.

[…]

Permitting and Development Consents

The CSA Mine operates under several authorizations, including:

•	Mining tenements issued under the Mining Act 1992 (NSW), including Consolidated Mining Lease No. 5 and Mining Purposes Leases No. 1093 and 1094;
•	Landowner’s Consent authorized by NSW Department of Planning Infrastructure and Environment (“DPIE”)
•	Development Consents authorized by the Cobar Shire Council (“CSC”), under referral from other government departments;
•	Rehabilitation Management Plan (“RMP”), with the Forward Program and Rehabilitation Objectives authorized by the NSW Resources Regulator;
•	Environmental Protection License (EPL1864) authorized by the NSW Environmental Protection Agency (“EPA”);
•	Water Licenses issued under the Water Management Act 2000 (NSW); responsibilities for authorizing and managing water licenses are shared between the Natural Resources Access Regulator and Water NSW; and
•	NSW Western Lands Leases granted under the Western Lands Act of 1901 (NSW) and the Western Lands Act 1901.

Mining projects in NSW (including expansions or modifications of existing projects) require development consent under the NSW Environmental Planning and Assessment Act 1979 (“EP&A Act”).

The earliest statutory development consent held by CMPL for the CSA mine is Local Development Consent No. 31/95 and Amendment 97/98:33 approved by CSC in 1995 and 1998 which permits use of the CSA mine site by CMPL. Subsequent expansions and amendments of mining development at CSA mine have all been assessed and administered by the CSC.

Rehabilitation Management Plan

Environmental aspects of mineral exploration and mining (including mine rehabilitation and closure) in New South Wales are administered under the NSW Mining Act 1992. Following the recent introduction of the Mining Amendment (Standard Conditions of Mining Leases — Rehabilitation) Regulation 2021, the MOP for large mines has been replaced by a targeted Rehabilitation Management Plan. ~~The lease holder will provide annual reporting and scheduling of rehabilitation via an Annual Rehabilitation Report and Forward Program. This will replace~~ This has replaced the current requirement for an Annual Environmental Management Report. As a condition of compliance with a mining lease, a mine is required to prepare and implement a Rehabilitation Management Plan which includes a risk assessment, a Forward Program that covers three years and an annual report. The CSA Mine has completed a Rehabilitation Management Plan and has had its Rehabilitation Objectives Statement approved by the NSW Resources Regulator. CSA, as the lease holder, will provide annual reporting and scheduling of rehabilitation via an Annual Report and Forward Programme (three-year period).

Securities and Exchange Commission

August 30, 2024

Environmental Protection License

The Protection of the Environment Operations Act (“POEO Act”) is the statutory instrument through which certain specified activities are regulated by the NSW EPA. Activities are administered by means of Environment Protection Licenses (“EPLs”) issued to operators of the premises on which the activities occur. CSA currently holds EPL1864 authorizing mining of minerals to a maximum annual production capacity of 2Mtpa. The EPL1864 has a current Environmental Risk Level of 1, with Level 1 being the lowest risk score.

The most recent EPL review was completed on April 21, 2021, with the next review due on April 21, 2026. There are no additional required activities by CSA and given the historical operations of the mine and long-standing, regular interactions with the regulator, no material changes are expected to occur as a result of these reviews.

Water Licences

At present, we hold an entitlement of 1,356 megalitres per annum (“MLpa”) of high security water, as measured from the origin, under the Water Sharing Plan for the Macquarie and Cudgegong Regulated Rivers Water Source via a number of water licenses. These water licenses are issued under the Water Management Act 2000 (NSW). A portion of our entitlement is lost in transit to the CSA Copper Mine due to factors such as evaporation and seepage along the Albert Priest Chanel and pipeline. As a result, the amount of water available for the CSA Copper Mine to utilize is approximately 950 MLpa (being equal to current site water demand). However, during periods of serious drought, we may not be able to access its full share of water under the water-sharing plan.

We also hold groundwater entitlements. However, river water is preferred due to the levels of sulphates and the hardness of the ground water, which renders it unsuitable for use unless treated via reverse osmosis.

Violations and Fines

We are not aware of any current material violations or fines imposed under the Regulations of the Mining Act 1992 that apply to the CSA Mine.

Encumbrances

We are not aware of any material encumbrances that would impact the current resource or reserve disclosures as presented herein.